FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results of Telefónica Group: January- December 2007	40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28th, 2008	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Annual Results
January – December 2007

TELEFONICA S.A.

February 28th, 2008


Spirit of
PROGRESS

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is un-audited and, therefore, is subject to potential future modifications.

Telefónica: Solid fundamentals and high returns

Strong performance in 2007

Delivering our commitments

- Sound 2007 results: upgraded guidance met or exceeded
- Strong execution of operations

+

Unmatched organic growth ahead of peers

- Leveraging our diversification
- Steady customer base expansion
- Cost contention, integrated delivery & scale benefits

+

Reinforced investment case

Very attractive returns

- Increased DPS to 1€ in 2008[1]
- New share buy-back program

+

Strong growth prospects

- Solid 2008 guidance
- Long term guidance reiterated (Group & business lines)

(1) Fiscal year 2008, to be paid in H2 08 and H1 09

2007 results: Solid performance across the board…

€ in millions (% change y-o-y)	Jan-Dec 2007	Jan-Dec 2006	% Change FY 07/FY 06	% Change organic [1]
Revenues	56,441	52,901	+6.7%	+7.4%
Operating Income before D&A (OIBDA)	22,825	19,126	+19.3%	+6.8%
Operating Income (OI)	13,388	9,421	+42.1%	+18.1%
Net Income	8,906	6,233	+42.9%	
OpCF (OIBDA-CapEx)	14,797	11,123	+33.0%	+11.8%

Growth rates acceleration from top to bottom line

Forex deducted 1.1 p.p. to 1.4 p.p. to nominal growth rates of major metrics

Note: TPI was discontinued in 2006 following Telefónica's acceptance of Yell's offer in July 4th, 2006 . Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

...with very strong increases in net income and EPS ...

€ in millions
(% change y-o-y)


+19.3%
€ 802 m (O2's PPA)
€158 m (T.O2 CR's PPA)
22,825
+42.1%
-9,437
(-2.8%)
13,388
140
(+83.3%)
-2,844
(+4.0%)
-1,565
(-12.1%)
-213
(c.s.)
+42.9%
8,906
FY 2007 OIBDA
D&A
FY 2007 OI
Associates
Financial results
Taxes
Minorities & Discontinued Operations
FY 2007 Net Income

FY 2007 EPS
(in €)


+43.5%
1.304
1.872
FY 2006
FY 2007

FY 2007 FCFS
(in €)


1.866
1.859
FY 2006
FY 2007

We have met or exceeded our upgraded guidance ...

Revenue Growth


+9.8%
GUIDANCE
8%/10%
% Change FY 07/FY 06

OIBDA Growth


+12.8%
GUIDANCE
10%/13%
% Change FY 07/FY 06

OI Growth


+27.6%
GUIDANCE
19%/23%
% Change FY 07/FY 06

CapEx


8,087
GUIDANCE
< 8,100
FY 2007

Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation (TVA). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

We are implementing restructuring measures that will further enhance efficiency in the coming future

FY 2007 OIBDA
€ in millions



18,688
22,825
-2,619
+452
+152
+259
€ 21,069
OIBDA growth under guidance criteria
+10%/+13%
+12.8%
FY 2006 OIBDA adjusted for guidance
FY 2007 OIBDA reported
Net capital gains (Airwave, Endemol CANTV)
Personnel reorganization costs not included in guidance
EU fine
Others
2007 OIBDA adjusted for guidance

Main factors:

- Other restructuring charges, highlighting the cancellation of the roaming contract with T-Mobile in O2 Germany
- Forex effect
- Six months of Endemol and three months of Airwave

Personnel Reorganization:

- TOTAL: € 1,199 m; € 452 m not included in guidance
- Telefónica España: € 667 m; € 37 m not included in guidance
- Telefónica Latinoamérica: € 318 m; € 258 m not included in guidance
- Telefónica Europe: € 158 m not included in guidance

We are capitalizing our diversification, driving customer growth ...

Strong customer expansion across markets & businesses

Accesses (Dec-07/Dec-06)


millions
+5.0%
46.4
+8.7%
41.9
+16.9%
134.1
+12.5%
228.5
+16.6%
169.2
+28.9%
10.3
+64.3%
1.7
42.0
-0.9%
T. España
T. Europe
T. Latam
Total
Mobile
BB
Pay TV
Fixed

Increasing value from our customers:

- Cross selling & upselling
- Capturing bundling opportunities

34% with voice, BB and TV bundles (+8 p.p. vs Dec-06)

FY 2007 Revenue growth by regions
(Organic[1] y-o-y growth)


+4.6%
+4.5%
+13.0%
+7.4%
T. España
T. Europe
T. Latam
Total

FY 2007 Revenue breakdown


Others & eliminations
1%
T. España
37%
T. Europe
26%
T. Latam
36%

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Ibertanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

... while scale and cost contention sustain a healthy profitability...

OpEx[1] Organic Growth


-1.8 p.p.
+9.0% [2]
+7.2% [2]
FY 2006
FY 2007

2007 Organic OpEx[1] breakdown


+0.9 p.p.
+1.1 p.p.
+4.5 p.p.
+0.7 p.p.
+7.2%
T. España
T. Europe
T. Latam
Others& Eliminations
Total

Organic[2] OIBDA Margin


-0.2 p.p.
36.0%
35.8%
FY 2006
FY 2007

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services (ex- indemnities and similar), Bad Debt Expenses and Taxes

(2) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Ibertanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

We are investing for future growth while generating high OpCF

CapEx spending
(€ in millions)


Organic[1] y-o-y growth rate
+0.3%
-0.1%
8,003
8,027
FY 2006
FY 2007

2007 Group CapEx breakdown
(€ in millions)


25% Maintenance
75% Growth
• Mobile coverage & capacity to face high demand
• Deployment of new services (Pay TV)
• BB expansion (Fixed & mobile)

Organic[1] OpCF/Revenues: 21.6% (+0.8 p.p. vs. FY 2006)

2007 OpCF (OIBDA-CapEx) growth
(€ in millions)


7,067
+11.4%
3,778
+0.5%
2,852
+34.6% (*)
1,100
14,797
+11.8%
+33.0%
Organic[1] y-o-y growth rate
T. España
T. Latam
T. Europe
Others & Eliminations
Total

(*) Exclude Airwave capital gain
(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Ibertanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006. OIBDA and OI exclude Airwave and Endemol capital gains.

Telefónica España: strong results, delivering on guidance


Revenues
(€ in millions)
19,750
20,683
+4.7%
2007 target
+3.5% / +4.5%
FY 2006
FY 2007


OIBDA
(€ in millions)
8,647
9,448
+11.6%
+9.3%
2007 target
+9% / +11%
OIBDA growth (1) according guidance criteria
FY 2006
FY 2007


CapEx
(€ in millions)
2,293
2,346
+2.3%
2007 target
< 2,400
FY 2006
FY 2007 (3)

- **2007 targets met or exceeded at all levels, outperforming European peers.**
- **Sound Q4 07 performance**: strong commercial activity, steady revenue and OIBDA growth
  - **Wireline: positive net adds in** fixed telephony access; **BB market share above 56%E**.
  - **Wireless: leading the growth in the market** with focus on value customers and **churn** contention.
  - Revenues: +3.8%; OIBDA: +15.7% (Q4 07 vs. Q4 06)
- **Underlying OIBDA growth[2] of +5.6% (2007 vs. 2006)**
- **Total personnel reorganization provision amounting to € 667 m in 2007**
  - **2003-2007 Redundancy program** (wireline business) **concluded**
    - Total 13,870 employees joining 2003-2007 program
    - € 345 m provision and 1,102 employees joining the program in 2007
  - **New program with a total provision of € 322 m started in** 2007 and implemented in 2008
    - € 168 m provision for Wireline and € 154 m for Wireless

(1) Refer to slide number 18 for detail on OIBDA growth according to guidance criteria
(2) Underlying OIBDA growth excludes specific effects such as personnel reorganization provisions, real estate program capital gains and subsidies in 2006 and 2007, as well as the EU fine in 2007.
(3) For guidance comparison, CapEx does not include Real Estate Efficiency Program related CapEx. Total reported CapEx € 2,381 m (+3.4% vs. 2006).

Wireline Business: expanding access base by upselling and getting new customers ...


RETAIN
CUSTOMER
BASE
Fixed Telephony Accesses
(in thousands)
Line losses in 2007 reduced by 72% (vs. 2006)
15,950
-41
+33
15,898
Dec-06
Q3 07 net adds
Q4 07 net adds
Dec-07
FOSTER
NEW
SERVICES
TAKE UP
Retail Internet BB Accesses
(in thousands)
"Preferred BB provider" (19-Dec-07) (1)
+22.1%
3,743
+146
+227
4,572
Dec-06
Q3 07 net adds
Q4 07 net adds
Dec-07
Pay TV subscribers
(in thousands)
+33.4%
383
+18
+42
511
Dec-06
Q3 07 net adds
Q4 07 net adds
Dec-07
INCREASING
CUSTOMER
QUALITY
AND
REVENUES
Total ARPU
(€)
+5.1%
63.8
67.0
FY 2006
FY 2007
Revenues
(€ in millions)
+3.7%
11,964
12,401
FY 2006
FY 2007

(1) According to study published by ADSLzone.net (over 1.2 Mill. Speed tests performed) on December, 19th, 2007. Access to the report: http://www.adslzone.net/descargas/iiestudiovelocidad.pdf

Wireline Business: outstanding top line growth

Revenue growth and contribution to revenue growth[1]
(FY2007 vs. FY2006)


-1.0%
-0.1%
+15.5%
+11.9%
+7.8%
+14.1%
+11.6%
-2.0%
+3.7%
+3.7%
2007 target
+2.5% / +3.5%
+3.1 p.p.
+0.7 p.p.
+0.4 p.p.
Revenues
€ 12,401 m
(FY 2007)
-0.6 p.p.
Traditional Access & Voice
Internet & Broadband
Data
IT
TOTAL WIRELINE BUSINESS
2007 vs. 2006
Q407 vs. Q406

- +2.0% PSTN monthly fee increase in 2007 (+2.0% in 2008)
- Line losses capped down to -0.3%
- Outgoing voice traffic declined by just 1.2% in 2007
- Sustained BB ARPU at 45.3€; increased contribution of VAS (18.1% of total)
- >0.8 m Retail Internet BB accesses net adds in 2007
- >70% VPNs already migrated from traditional to advanced VPNs

UNMATCHED GROWTH IN EUROPE

(1) Affiliates contribute with +0.1 p.p. to Telefónica España Wireline Business' revenue growth in 2007 (contribution not shown in graph)

Wireline Business: Top line growth increased at OIBDA level

OIBDA
(million euros)


+15.8%
+14.8%
4,572
5,249
OIBDA growth (1) according guidance criteria
FY 2006
FY 2007

Underlying OIBDA Growth FY 2007/FY 2006


+14.8%
-11.0 p.p.
+2.7 p.p.
-1.4 p.p.
+5.1%
1.4 p.p. ahead of revenue growth (+3.7%)
Reported
Lower workforce rightsizing provision in FY 07
EU Fine provision (€ 151.9m)
Subsidies, Real Estate program and others
Underlying Growth

(1) Refer to slide number 18 for detail on OIBDA growth according to guidance criteria

Wireless Business: Strong focus on value


CONTRACT
Gross adds
(in thousands)
580
633
Q4 06
Q4 07
2,272
2,544
+12.0%
FY 2006
FY 2007
Churn
(%)
0.9
1.0
Q4 06
Q4 07
-0.0
+0.1
1.0
1.7
Competitors(1)
FY 2007
FY 2007
9 MVNOs and 4th operator entering the market in 2007
Net Adds
(in thousands)
414
383
Q4 06
Q4 07
1,439
1,502
+4.3%
FY 2006
FY 2007
Positive results in number portability


Contract: +12.4%
Prepaid: -1.3%
Customers
(thousands)
+6.4%
21,446
1,381
22,827
57% contract
60% contract
Dec-06
2007 net adds
Dec-07

Leading the growth in the market

Xmas campaign


2006
Dale alas a tu ilusión
100x1
Traffic promotion


2007
Focus on customer loyalty

(1) Vodafone and Orange Q4 07 results releases

Wireless Business: Sustained outgoing ARPU on solid data usage

FY 2007 / FY 2006 (y-o-y growth rates)


OUTGOING
+4.2%
-1.0%
+5.2%
-0.1%
VOICE
DATA
TOTAL
Data revenues affected by content revenues slowdown
INCOMING VOICE
-0.2%
-10.6%
ARPU Growth
MoU Growth
TOTAL ARPU 1
-1.8%
Cumulative 14.9% MTR cut in April 07 & Oct. 07

DATA ARPU GROWTH SUSTAINED

Data revenues split	2006	2007
P2P Communications	58%	54%
P2P SMS	*56%*	*52%*
Content	33%	32%
Connectivity	9%	14%

Data revenues growth
(FY 2007 vs. FY 2006)


+12.4%
+5%
+12%
+72%
Total
P2P Commun.
Content
Connectivity

- ~500K flat & daily rates

3G over Customer Base ex-M2M


5.2%
13.0%
15.9%
Dec 06
Sep 07
Dec 07

- ~3.5M 3G devices at Dec-07
- Leading the push in Q4 07: +687K devices

(1) Excludes roaming-in

Wireless Business: robust top line growth while improving efficiency

	FY 2007 (€ in millions)	Q4 07/Q4 06		FY 2007/ FY2006	
Revenues	9,693	+3.2%	+2.9%[1]	+5.4%	+5.1%[1]
Handset Revenues	1,184	+7.6%		+11.9%	
Service Revenues	8,509	+2.6%	+2.3%[1]	+4.5%	+4.2%[1]

Service Revenue Drivers

	Q4 07/Q4 06		FY 2007/ FY2006	
Customer revenues	+5.8%	+4.5%[1]	+8.0%	+6.5%[1]
Interconnection revenues	-10.8%	-5.8%[1]	-8.6%	-3.8%[1]
Roaming-in revenues	-6.3%		-12.4%	

Comparable growth [1]

2007 target +4% / +5%


OIBDA
(€ in millions)
+6.5%
+2.8%
4,128
4,241
FY 2006
FY 2007
y-o-y growth
y-o-y growth according to guidance criteria²

2007 OIBDA margin ex-provisions reached 45.3% increasing by +0.5 p.p. vs. 2006 despite tougher competition on high quality revenues

(1) Pre-pay sales and top-up commissions are accounted for as costs since Q1 07 (netted from revenues in 2006). Revenues/costs of portability transit routing are now registered for their net amounts

(2) Refer to slide number 18 for detail on OIBDA growth according to guidance criteria

Telefónica España: from Reported OIBDA to adjusted OIBDA for guidance comparison


(million euros)
2006 adjusted for guidance
Reported 2007
ADJUSTMENTS DUE TO ...
Personnel reorganization provision
EU Fine provision[3]
Real Estate capital gains and others [4]
2007 adjusted for guidance
Wireline business
4,560
5,249
-117 [1]
+152
-1
5,283
2007 target +13.5% / +16%
+15.8%
Wireless business
4,128
4,241
+154 [2]
4,395
2007 target +4% / +5%
+6.5%
Telefónica España
8,634
9,448
+37 [1]+[2]
+152
-1
9,635
2007 target +9% / +11%
+11.6%

(1) Expected personnel reorganization provision €630 m. Actual 2007 personnel provision €513 m. For guidance comparison -€117 m=(-630 - (- 513)) to be added to adjusted OIBDA.
(1) Expected personnel reorganization provision €0 m. Actual 2007 personnel provision €154 m. For guidance comparison +€154 m to be added to adjusted OIBDA.
(2) €151.9 m European Union Fine was not foreseeable for 2007 guidance set up, as such, +€151.9 m to be added to adjusted OIBDA for guidance comparison.
(3) Expected Real Estate capital gains + others €162 m. Actual 2007 Real Estate capital gains + others €163 m. For guidance comparison -€1 m=(162 - (163)) to be added to adjusted OIBDA.

Telefónica Latinoamérica: robust performance, meeting targets


Criteria guidance
€ terms
2007 OpCF²
€3,778m
Dec-07 Accesses
(in millions)
y-o-y growth
134.1
102.0
5.0
1.2
+16.9%
+22.4%
+33.2%
+74.9%
Total
Mobile
BB
PayTV¹
Revenues
(€ in millions)
+11.0%
18,089
20,078
+14.5%
2007 target
+13% / +16%
FY 2006
FY 2007
OIBDA
(€ in millions)
+8.4%
6,571
7,121
+15.5%
2007 target
+14% / +17%
FY 2006
FY 2007

- **Strong commercial activity** in a high growth region:
  - Average Latin America **mobile penetration surpasses 70%** by Dec-07 (58% by Dec-2006)
- **Delivering 2007 growth targets**:
  - **Wireline broadband and mobile** services stand out as **growth drivers**
  - **BB revenues offset pressure** on traditional fixed line revenues
  - **Record mobile net adds in Q407** to expand customer base in the year by 18.7 m to 102 m. ARPU growth (+6.3% 2007 vs. 2006) boosting mobile revenues
- Personnel reorganization measures to further enhance efficiency: € 258 m provision in Q407; € 318 m in FY2007. OIBDA growth ex-provision: +11.8%
- **Strong OpCF generation across markets.**

(1) Includes 195,300 accesses from TVA
(2) OIBDA-CapEx

Healthy growth in revenues and OIBDA in all major markets

Ex personnel reorganization provision

	Revenues FY 2007 (€ in millions)	Revenues % change[1]	OIBDA FY 2007 (€ in millions)	OIBDA % change[1]	Ex personnel reorganization provision
Integrated					
Brazil[2]	7,662	+3.2%	3,026	-3.8%	-3.0%
Argentina	2,264	+15.7%	773	+8.0%	+18.9%
Chile	1,814	+14.3%	716	+8.2%	+6.8%
Peru	1,513	+10.5%	469	-15.6%	+3.2%
Colombia[3]	1,569	+27.9%	485	+42.5%	+44.1%
Mobile					
Venezuela	2,392	+27.8%	1,060	+42.0%	
Mexico	1,431	+58.5%	179	c.s.	
Central America[4]	585	+15.9%	236	+26.7%	
Ecuador	291	+9.5%	73	+24.8%	
Uruguay	104	+42.9%	28	+61.6%	

(1) Excluding forex effect
(2) Includes 50% of VIVO
(3) 2006 figures for Telefónica Telecom include eight months (May-Dec)
(4) Guatemala, El Salvador, Panama and Nicaragua

Accelerating fixed transformation by fostering bundles, broadband and Pay TV

Retail Internet BB connections[1]
(in thousands)


+18.7%
280
332
+33.2%
3,780
5,036
Q4 06
Q4 07
NET ADDITIONS
Dec-06
Dec-07
TOTAL ACCESSES

Pay TV clients[2]
(in thousands)


+74.9%
665
1,164
+45.4% ex TVA impact
Dec-06
Dec-07
TOTAL ACCESSES

Breakdown of retail BB connections
(in thousands)


Dec-07 Retail BB connections
Dec-07/Dec-06 Retail BB connections growth
2,070
+28.7%
819
+58.3%
646
+30.6%
572
+22.1%
200
x2.9
Telesp
TASA
T. Chile
T.Peru³
T. Telecom

Bundles weight


Local & Control bundles+2P&3P/Fixed Accesses
Local bundles+2P&3P/Fixed Accesses
2P&3P/DSL Accesses
38%
21%
21%
53%
33%
31%
Dec-06
Dec-07

(1) Including Terra Latam.
(2) Includes 196,300 accesses from TVA.
(3) Including cable modem.

Brazil wireless: robust commercial activity accelerates top line and OIBDA growth


Q4 07/Q4 06 change
Market leader in December
85% of Q4 Gross adds in GSM
+66%
-0.4 p.p.
x6.6
Gross Adds
Churn
Net Adds


2007/2006 change
65% of 2007 Gross adds in GSM
+36%
-0.6 p.p.
x4.1
33.5 m (34% GSM)
+15%
Gross Adds
Churn
Net Adds¹
Customers


ARPU
(local currency)
+14.5%
27.6
31.6
27.5
+6.6%
25.8
FY 2006
FY 2007
Excluding B&K effect


2007/2006 growth
(in local currency)
Q4 07/ Q4 06
+18.4%
+10.2%
+18.6%
+20.8%
+30.8%
Service Revenues
Outgoing Service Revenues
OIBDA
Excluding B&K effect

- **Leadership in network and service quality²**
- **Strongest distribution channel**
- **Most reliable brand in the market**


OIBDA margin
(%)
22.9%
+4.5 p.p.
27.4%
21.9%
+2.7 p.p.
24.5%
FY 2006
FY 2007
Excluding B&K effect

(1) Ex adjustment of 1.8 m inactive pre-pay lines at the end of H1 06
(2) Satisfaction survey made in H2 07 by Instituto GFK (Market average: 8.33 vs. Vivo 8.41)

Mexico wireless: further enhancement of operations

Q4 07/Q4 06 change


+31%
-0.4 p.p.
+32%
Gross Adds
Churn
Net Adds

2007/2006 change


+43%
-0.8 p.p.
+82%
Gross Adds
Churn
Net Adds

Customer growth
(y-o-y)


12.5 m
+47%
+31%
+48%
Total
Contract
Pre-pay

2007/2006 growth
(in local currency)


Q4 07/ Q4 06
+65%
+82%
+68%
+43%
2007 ARPU: +15.8% y-o-y
2007 MoU: +79.7% y-o-y
Service revenues
Outgoing service revenues
Incoming service revenues

OIBDA
(€ in millions)


+179
12.5% Margin
-11
FY 2006
FY 2007

Op CF
(€ in millions)


2007 CapEx is €50m above 2006
-191
-51
FY 2006
FY 2007

Key highlights for other Latam mobile operations

	Dec-07 customer base (million)	y-o-y growth	FY 2007/FY 2006 service revenue growth[1]	Outgoing service revenue growth[1] FY 2007/ FY 2006	Outgoing service revenue growth[1] Q4 07/ Q4 06	FY 2007 OIBDA margin	y-o-y growth	
ARGENTINA	13.7	+23%	+21%	+24%	+24%	30.9%	+4.1 p.p.	*Outgoing service revenue outpace customer growth driving service revenue up at a healthy rate.* Further *advances* in *efficiency drive margin improvement*
VENEZUELA	10.4	+18%	+27%	+32%	+25%	44.3%	+4.4 p.p.	
URUGUAY	1.1	+48%	+50%	+62%	+54%	26.6%	+3.1 p.p.	
COLOMBIA	8.4	+8%	+13%	+17%	+26%	21.4%	+3.7 p.p.	
CENTRAL AMERICA	5.3	+38%	+17%	+29%	+25%	40.3%	+3.5p.p.	*Solid service revenue growth underpinned by customer and outgoing service revenue growth*
PERU	8.1	+59%	+46%	+72%	+50%	26.2%	-2.7 p.p.	Sustained customer growth with *robust revenue and OIBDA growth*
CHILE	6.3	+11%	+23%	+23%	+33%	37.5%	+0.5 p.p.	*Strong service revenue* growth *outpaces customer growth* on steady *ARPU expansion.*
ECUADOR	2.6	+4%	+0%	+3%	+16%	25.1%	+3.1 p.p.	*High usage uptake* leads to *high service revenue growth* above 14% in Q4

(1) Excluding forex impact

Telefónica Europe: increased commercial activity to foster revenue growth


Growth (1) according guidance criteria
Revenues[1]
(€ in millions)
+11.7%
+9.9%
2007 target
+11% / +14%
13,159
14,458
FY2006
FY2007
OIBDA[1]
(€ in millions)
+10.1%
+34.2%
2007 target
+7% / +10%
3,708
4,977
FY2006
FY2007
Capex[1]
(€ in millions)
2007 target
<2,200
-16.7%
2,095 according to guidance criteria
2,552
2,125
FY2006
FY2007

- 2007 targets met at Telefonica Europe level.
- Strong Q4:
  - UK: outperformed the market, record contract net adds, helped by iPhone.
  - Germany: strong postpay net adds (+48% y-o-y); FONIC base 200k.
  - Czech Republic: mobile net adds +51% y-o-y; fixed line losses continue to slow down.
- Personnel reorganization to enhance future efficiency & cancellation of T-Mobile national roaming agreement and others totalled € 338 m in 2007.

(1) FY 2007 corresponds to the January-December period. FY 2006 corresponds to the February-December period

O2 UK: continued outperformance

Growth rates under guidance criteria

Mobile contract net adds
(in thousands)


716
591
276
136
79% of total net adds
43% of total net adds
Q4 06
Q4 07
FY 06
FY 07

- Total customer base 18.4m (+4.2%)
- 37% of base in contract (+1.8 p.p.)

ARPU
(in £)


Data ARPU
+4.4%
24.0
23.0
+9.1%
+3.6%
23.5
22.7
+8.2%
Q4 06
Q4 07
FY 06
FY 07

- MoU[2]: +9.8% y-o-y to 197 minutes

Revenues
(Organic[1], £ in millions)


2007 target
+15% / +18%
+18.6%
+9.5%
5,068
4,626
Mobile Service Revenues
+10.3%
FY 2006
FY 2007

Contract churn
(%)


1.9
-0.4 p.p
1.5
Q4 06
Q4 07

OIBDA margin
(Organic[1])


Ex. One-offs
26.4%
26.0%
24.0%
Q1 07
FY 2007

OIBDA
(Organic[1], £ in millions)


2007 target
+9% / +12%
+10.6%
+1.0%
1,316
1,303
FY 2006
FY 2007

(1) On a comparable basis (January-December for both FY 2006 and FY 2007)
(2) Quarterly Monthly Average

Growth rates under guidance criteria

O2 Germany: increasing commercial activity to capture growth

Mobile customer growth (y-o-y)


12.5 m
Including prepay base adjustment (310k)
+13.1%
+13.8%
50% of base
Total
Contract

Contract Net additions (in thousands)


+48.0%
511
94
191
227
244
756
FY 2006
Q1 07
Q2 07
Q3 07
Q4 07
FY 2007

ULL lines (in thousands)


Order book of ~50,000
93
198
38
671
75
O2 DSL
Net adds Q4 06
Net adds Q4 07
Base FY 2007

Revenues (Organic[1], € in millions)


2007 target +7% / +10%
+6.7%
-1.9%
3,611
3,541
FY2006
FY2007

Revenue growth (y-o-y)


Q1 07
Q2 07
Q3 07
Q4 07
-3.0%
-2.9%
-1.8%
-0.3%

OIBDA (Organic[1], € in millions)


2007 target +21% /+25%
+23.8%
624
-24.2%
473
FY2006
FY2007

- FY 2007 OIBDA margin ex one-offs 20.3%

Note: O2 Germany consolidates Telefónica Deutschland
(1) On a comparable basis (January-December for both FY 2006 and FY 2007)

T.O2 Czech Republic: Maintaining growth with improved efficiency

Fixed Telephony net adds
(in thousands)


Q1 07
Q2 07
Q3 07
Q4 07
-114
-81
-72
-66

- Decline in fixed line losses trend
- Focus on bundled propositions

Retail Internet BB connections and Pay TV clients
(in thousands, y-o-y)


405
+25.7%
509
16
73
Dec-06
Dec-07
Retail BB connections
Pay TV clients

- New Trio Bundle
- 100,000 customers on bundles (O2 Duo and O2 Trio)

Mobile Contract customers (CR)
(in million, y-o-y)


+19.7%
1.9
2.2
38.5% of base
43.8% of base
Dec-06
Dec-07

- Q4 ARPU: +2.3% y-o-y in l.c. driven by increasing data ARPU and changing mix
- Continued prepay to postpay migration

Operating revenues
(CZK in billions)

2007 target
+1% / +3%


+2.8%
62.6
60.9
+2.9%
31.2
32.6
CR Mobile
FY 2006
FY 2007

OIBDA
(CZK in billions)

2007 target
-1% / 0%


-0.1%
27.9
28.0
+0.5%
FY 2006
FY 2007

- FY 2007 margin 44.8% (-1.1 p.p. vs. FY 2006, but ~2 p.p. due to Slovak operation)

Maintaining good performance in Synergies

OpCF (OIBDA-CapEx)
(€ in millions)


>1,600
~36%
~46%
~18%
28% above initial target
Local
Regional
Global
2007

2007 Synergies by Business Units


T.Latam 69%
T. Europe 14%
T.España 15%
Others 2%

Others: Distrito C, Corporate University

LOCAL

Commercial F-M integration
P&S Roadmap
Channels integration

Technology, Operations & Systems integration (T.O.S.)
Fixed-Mobile
Combination of 3 areas

REGIONAL

Commercial Approach
Brand, Recharges Model, Devices logistic

Integration of T.O.S.
Network Operations, Processes, IT

GLOBAL

Shared Services
Procurement, Administrative Support

Knowledge Sharing
DSL Deployment, Knowledge Network

Cross Regional Units
Roaming Wholesale, MNCs, International Traffic, Desktop Global Services

Centres of Competence
IPTV, Internet PC, Internet Mobile

Stable financial profile and Comfortable liquidity position

Stable cost of debt

€ in millions	2007
Net Interest Expenses	**(2,844)**
Total Average Debt	**50,844**
Effective Interest rate	**5.59%**

Currency mix


EUR
60%
USD
3%
LATAM
15%
GBP
15%
CZK
7%

Dec-07 Net Financial Debt Maturity


€ in billions
0.3
4.4
5.7
2008
2009
2010

Dec-07 Unused committed credit facilities


€ in billions
9.8
5.2
Maturing
2009
onwards

- 5.59% Cost of debt, as anticipated, despite market interest rates increases.
- Slightly higher weight of Euro denominated debt, due to usage of Euro cash and GBP and USD depreciation.
- Average debt life above years (6.3 years), longer than time needed for full repayment.
- Close to € 1 Bn niche financing raised in Q4 07 despite market turmoil. Ongoing access to Commercial Paper markets.

Shareholder remuneration increased and de-leverage target achieved

12M07 Net Financial Debt Evolution
(€ in millions)


2.7x
OIBDA¹
52,145
-8,847
+781
+5,189
-2,512
-1,472
2.3x
OIBDA¹
45,284
Net Fin. Debt Dec-06
FCF Post-Minorities
Commitments cancellation
Share buy-back and TSA dividends
Net Financial Investments
Change in consolidation, FX and others
Net Fin. Debt Dec-07

- **Net Debt & commitments at 2.4x OIBDA, within leverage target range**
- **€5.2bn shareholder remuneration in 2007, slightly above 2006**

(1) Calculated based on 12 month rolling OIBDA excluding results on the sale of fixed assets

Solid 2008 guidance, in line with our long term targets...


Group Revenues
(€ in millions)
+6.0%/+8.0%
56,441
55,550
2007
2007 adjusted for guidance
2008E


Group OIBDA
(€ in millions)
+7.5%/+11%
22,825
20,863
2007
2007 adjusted for guidance
2008E


Group OI
(€ in millions)
+13%/+19%
13,388
11,467
2007
2007 adjusted for guidance
2008E


Group CapEx
(€ in millions)
≈8,600
8,027
7,975
2007
2007 adjusted for guidance
2008E

2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephony services business model (refer to slide 35 for full detail). Group revenues are also adjusted accordingly. 2008 figures includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

...well positioned to capture additional growth in our markets ...

Telefónica España [1]


Revenues
(€ in millions)
+2% / +3.5%
20,536
2007
2008E
adjusted for guidance


OIBDA
(€ in millions)
+6% / +8%
9,635
2007
2008E
adjusted for guidance

Telefónica Latinoamérica [2]


Revenues
(€ in millions)
+11% / +14%
20,078
2007
2008E


OIBDA
(€ in millions)
+12% / +16%
7,408
2007
2008E
adjusted for guidance

Telefónica Europe


Revenues
(€ in millions)
+4% / +7%
14,358
2007
2008E
adjusted for guidance


OIBDA
(€ in millions)
+2% / +6%
3,974
2007
2008E
adjusted for guidance

Results for our regional business units exclude brand fees

(1) 2007 T. España revenues are adjusted for new public voice telephony services business model (refer to slide 35 for full detail). Expected 2008 Real Estate capital gains of aprox. € 94 m (€ 162 m in 2007)

(2) Includes 3 months of consolidation of TVA in 2007. In 2008 Includes TVA (12 months), Telemig (9 months) and Deltax (12 months)

On track to meet 2010 targets

	2006-2007A under guidance criteria (*)			Implicit 08E-10E CAGR to meet 2010 guidance	2006-2010E (**) CAGR guidance
Revenues	9.8%	+ 2007-2008E guidance +		2.2% / 7.1%	5% / 8%
OIBDA	12.8%			4.0% /10.1%	7.0% / 11.0%
OI	27.6%			12.1% /16.9%	16.0% / 20.0%
Capex	€ 8,087 m			±€ 8,000 m /year	Cum. 07-10E <€ 33,000 m

(*) Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation (TVA). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes Real Estate Efficiency Program (REEP).

(**) Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006) and three months of start-up losses in Slovakia. In terms of guidance calculation, Endemol and Airwave results are excluded from the base 2006. OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes Real Estate Efficiency Program (REEP). CAGR 06-10E guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation, other than Telemig acquisition (50% through TEF stake in Vivo), TVA and Deltax (Czech Republic)

2008 targets, a guide to calculations

2007 ADJUSTED FIGURES FOR GUIDANCE:

- Excludes Endemol and Airwave (revenues: € 643 m and € 99 m respectively; OIBDA: € 87 m and € 40 m)
- Excludes Airwave and Endemol capital gains (€ 1,296 m and € 1,368 m respectively)
- Telefónica España and Group revenues are adjusted considering the new 2008 business model for public voice telephony services. As a result of the new regulatory framework, the business is now run by a pure wholesale approach (only net margin accounted as revenues) vs. previous retail oriented criteria (wholesale price of traffic accounted as revenues and expenditure to promote traffic through resellers as commercialization costs): - € 147 m approx. (impact on operating company traffic revenues amounts to approx € 194 m due to eliminations with TTP)
- CapEx excludes Real Estate Efficiency Program
- Includes the consolidation of 3 months of TVA in T. Latinoamérica: € 14 m in revenues and € 1 m in OIBDA

Telefónica España:

- Revenues adjusted considering the 2008 business model for public voice telephony services
- OIBDA excludes EU fine (€ 152 m), Personnel Reorganization (€ 37 m) and others

Telefónica Latinoamérica:

- OIBDA excludes € 258 m personnel reorganization, € 45 m capital loss of CANTV and others

Telefónica Europe:

- Excludes 3 months of the consolidation of Airwave and its capital gain
- OIBDA excludes restructuring measures of € 333 m and others

2008 FIGURES FOR GUIDANCE:

- Includes the consolidation of Deltax (12 months) in Telefónica Europe, TVA (12 m) and 9 months of Telemig in Telefónica Latinoamérica
- Assumes constant exchange rates as of 2007 and excludes changes in consolidation
- Expected Real Estate capital gains of aprox. € 94 m at Telefónica España level (€ 162 m in 2007)
- OIBDA excludes other exceptional revenues/expenses not foreseeable in 2008 as capital gains and impairments. Equivalent other exceptional revenues/expenses are also deducted from 2007 figures
- CapEx guidance does not include potential acquisition spectrum others than those already being granted. Group's CapEx excludes Real Estate Efficiency Program.

A growing path on shareholders returns

Dividends

- 5.2 Bn€ paid to shareholders in 2007
- Total 2007[1] DPS : 0.75 €
- **Total 2008[2] DPS: 1 €**

+

Buyback programs

- € 2.7 Bn completed in 2007
- **2008- H1 09 program: 100 m shares,** sensitive to cash flow generation and share price

Enhanced shareholder remuneration

(1) Paid in H2 07 (0.35€) and 0.4€ to be paid in H1 08
(2) Fiscal year 2008, to be paid in H2 08 and H1 09

Closing remarks


Strong performance in 2007
Delivering our commitments
+
Unmatched organic growth ahead of peers
+
Reinforced investment case
Very attractive returns
+
Strong growth prospects
A growth stock in a promising industry

Telefonica